Charles Frischer

3156 East Laurelhurst Drive, NE Seattle, WA 98105

917-528-1465

March 1, 2023

Mr. Brent Morrison CEO and President

Regional Health Properties, Inc. 454 Satellite Boulevard

Suite 100

Suwanee, GA 30024 Dear Mr. Morrison:

This letter is in response to the draft S-4 Registration Statement the company filed on February 14, 2023.

As you know, I am a large owner of the 10.875% Series A Cumulative Redeemable Shares (the “Series A Preferred”). I own, and or control, 479,673 Series A Preferred shares, or 17.01% of the outstanding Series A Preferred. I have held Series A Preferred shares for more than 6 years, going back before you were even CEO. I believe I am the largest Series A Preferred shareholder. I also own more than 77,000 shares of common stock or 4.39% of that class.

There are currently 2,811,535 Series A Preferred shares outstanding. They were issued at $25 and have a liquidation preference of $25 per share plus accrued and unpaid dividends. The liquidation preference of $25 per share times 2,811,535 is $70,288,000. That does not include the accrued and unpaid dividends of more than $40,000,000 as of the end of 2022. So in total, at the end of 2022, the Series A Preferred shares have a liquidation preference in excess of $110,000,000. This is the amount which would need to be satisfied before the common shares are entitled to a dividend on any proceeds. In the parlance of finance, the common shares are woefully “out of the money” under the existing capital stack.

After significant negotiations, I supported last year’s potential Exchange Offer and so did the required 2/3 majority of the Series A Preferred holders. Unfortunately the company could not get the required 50%+ vote from its common shareholders to approve a transaction which essentially offered a free, discounted, option on the preferred at no cost to the common shareholders.

The company has proposed a new Exchange Offer on almost the exact same terms as last year. I understand that notwithstanding the deterioration in the Company’s operating performance many holders of the Series A Preferred appear, as I did, to support that deal without any modifications to account for the increased risk. At Regional’s expense, you provided funds for a review of the document by attorneys representing the preferred holders. These attorneys, Hunton Andrews Kurth, have made it clear that in the last year, based upon events at Wheeler Real Estate and Cedar, additional change of control language is required to protect the Series A Preferred holders from being stranded or subverted in a change in control transaction. I have provided you that language and I have told you that without that modified language, I cannot and will not support this new Exchange Offer. That said, if you add the modified language that I provided, I will fully support this latest Exchange Offer.

My hope and expectation is that the company will agree to these important changes to the Exchange Offer and move forward with getting approval from both the preferred and common shareholders. I think that with my support, the Exchange Offer will meet the threshold of 2/3’s of the preferred holders and your job will be getting the 50%+ of the common shareholders to approve the deal. If you make my required changes, you will receive a yes vote from my 77,700 common shares as well.

Once you have the Exchange Offer approved, you can immediately start to market the company for sale and work to get a fair and reasonable outcome for both the preferred and common shareholders. If you decide to not make my suggested changes, I will continue to fight for all of my rights as the largest preferred holder and likely the largest common stock holder. I am highly confident that without my support, this Exchange Offer will not be successful. I urge you and your Board to make my required changes and I suggest you immediately move forward with the sale of the company.

Sincerely,

Charles Frischer

Cc: Please distribute to the Board of Directors of Regional Health Properties, Inc.